Zentek Provides Update on ZenGUARD™ Enhanced Air Filters for the Canadian Market

Guelph, ON - January 17, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, is pleased to provide an update on the launch of ZenGUARD™ Enhanced Air Filters in the Canadian Market.

  The Company is prioritizing the completion of all required documentation to support the manufacture and sale of ZenGUARD™ Enhanced Air Filters under its existing medical device establishment licence ("MDEL") alongside ZenGUARD™ Surgical Masks. This documentation will be completed in compliance with Canadian Medical Device Regulations (MDR) and ISO 13485:2016 Quality Management System for medical devices.
  The Company is targeting initial sales to early adopters by the end of March, 2025.
  Zentek's Canadian manufacturing partner will produce finished ZenGUARD™ Enhanced Air Filters, which the Company will then sell directly to its customers and potentially others in the manufacturing partner's extensive sales network.
  Zentek has previously completed its Innovative Solutions Canada Testing Stream contract to validate ZenGUARD™ Enhanced Air Filters as a safe and effective device to mitigate the transmission of disease. As a result, this innovation is eligible for purchase by the Government of Canada through the Pathway to Commercialization (PTC) opportunity. Once ZenGUARD™ Enhanced Air Filters are added to the Company's MDEL, Zentek will work diligently with Public Services and Procurement Canada to begin supplying its innovation to the Federal Government and report the associated cost savings and emission reductions to each specific agency.
  In addition to its existing distribution agreements, the Company's manufacturing partner's sales channels and the PTC procurement opportunity, the Company will continue attending and exhibiting at industry events to create awareness of its unique value proposition to support sales growth. The next event where the Company will showcase ZenGUARD™ Enhanced Air Filters will be BUILDEX Vancouver on February 26 and 27, 2025.

  Zentek's India team is playing a pivotal role in driving the potential adoption of ZenGUARD™ technology by working tirelessly on the ground to build awareness and foster relationships with key stakeholders. With a deep understanding of the local market and its unique challenges, the team is actively engaging with HVAC manufacturers, distributors, and industry leaders to highlight the benefits of ZenGUARD™ in improving indoor air quality.
  Zentek will leverage its Class I medical device classification for ZenGUARD™ Enhanced Air Filters in Canada as a strategic foundation for entering the U.S. market. By aligning with rigorous regulatory standards and demonstrating proven efficacy through third-party testing, Zentek can build credibility with U.S. stakeholders, including regulatory bodies, healthcare providers, and HVAC industry leaders. The Company currently has an application under review by the Environmental Protection Agency to sell ZenGUARD Enhanced Air Filters in the US market.
  As the demand for effective and energy-efficient air filtration solutions grows across industries, ZenGUARD™ delivers a unique offering that is both effective and sustainable. With Canadian workplaces, healthcare facilities, and educational institutions increasingly prioritizing indoor air quality and decarbonization, the Company believes its launch is well-timed to address these critical needs.

"We're thrilled to bring ZenGUARD™ Enhanced Air Filters to the Canadian market," said Greg Fenton, Zentek CEO. "This innovative technology is not only redefining how we think about air filtration but also delivering tangible benefits for businesses, organizations, and communities. With ZenGUARD™, we are making healthier, safer indoor environments accessible to all."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.